UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
SmartRent, Inc. (Name of Issuer)
CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE (Title of Class of Securities)
83193G 107 (CUSIP Number)

Brendan Wallace
c/o Fifth Wall Acquisition Sponsor, LLC
6060 Center Drive
10th Floor
Los Angeles, California 90045
(310)-853-8878

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Eduardo Gallardo
Evan D’Amico
Gibson Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
Tel: (212) 351-4000

August 24, 2021 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83193G 107

1	NAME OF REPORTING PERSONS Fifth Wall Acquisition Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,528,500(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,528,500(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,528,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%(2)
14	TYPE OF REPORTING PERSON OO

(1) Fifth Wall Acquisition Sponsor, LLC (“Sponsor”) is the record holder of such shares of Class A Common Stock. Andriy Mykhaylovskyy and Brendan Wallace may be deemed to share beneficial ownership of the Class A Common Stock held directly by Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein.

(2) Based on 193,716,196 shares of Class A Common Stock outstanding on August 24, 2021.

(3) Excludes 4,686,054 shares held of record by Fifth Wall Ventures II, L.P. (“Fund II”).

CUSIP No. 83193G 107

1	NAME OF REPORTING PERSONS Brendan Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,528,500(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,528,500(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,528,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%(2)
14	TYPE OF REPORTING PERSON IN

(1) Sponsor is the record holder of such shares of Class A Common Stock. Andriy Mykhaylovskyy and Brendan Wallace may be deemed to share beneficial ownership of the Class A Common Stock held directly by Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein.

(2) Based on 193,716,196 shares of Class A Common Stock outstanding on August 24, 2021.

(3) Excludes 4,686,054 shares held of record by Fund II.

CUSIP No. 83193G 107

1	NAME OF REPORTING PERSONS Andriy Mykhaylovskyy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,528,500(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,528,500(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,528,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%(2)
14	TYPE OF REPORTING PERSON IN

(1) Sponsor is the record holder of such shares of Class A Common Stock. Andriy Mykhaylovskyy and Brendan Wallace may be deemed to share beneficial ownership of the Class A Common Stock held directly by Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein.

(2) Based on 193,716,196 shares of Class A Common Stock outstanding on August 24, 2021.

(3) Excludes 4,686,054 shares held of record by Fund II.

CUSIP No. 83193G 107

1	NAME OF REPORTING PERSONS Fifth Wall Ventures Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,686,054(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,686,054(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,686,054(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.42%(2)
14	TYPE OF REPORTING PERSON OO

(1) Fund II is the record holder of such shares of Class A Common Stock. Fund II, Fifth Wall Ventures GP II, L.P., Fifth Wall Ventures UGP II, LLC, Fifth Wall Ventures Management, L.P., and Fifth Wall Ventures Management GP, LLC (collectively, the “Fund II Entities”) may be deemed to share beneficial ownership of the Class A Common Stock held directly by Fund II. Each such entity disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein.

(2) Based on 193,716,196 shares of Class A Common Stock outstanding on August 24, 2021.

(3) Excludes 9,528,500 shares held of record by Sponsor.

CUSIP No. 83193G 107

1	NAME OF REPORTING PERSONS Fifth Wall Ventures Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,686,054(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,686,054(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,686,054(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.42%(2)
14	TYPE OF REPORTING PERSON PN

(1) Fund II is the record holder of such shares of Class A Common Stock. The Fund II Entities may be deemed to share beneficial ownership of the Class A Common Stock held directly by Fund II. Each such entity disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein.

(2) Based on 193,716,196 shares of Class A Common Stock outstanding on August 24, 2021.

(3) Excludes 9,528,500 shares held of record by Sponsor.

CUSIP No. 83193G 107

1	NAME OF REPORTING PERSONS Fifth Wall Ventures UGP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,686,054(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,686,054(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,686,054(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.42%(2)
14	TYPE OF REPORTING PERSON OO

(1) Fund II is the record holder of such shares of Class A Common Stock. The Fund II Entities may be deemed to share beneficial ownership of the Class A Common Stock held directly by Fund II. Each such entity disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein.

(2) Based on 193,716,196 shares of Class A Common Stock outstanding on August 24, 2021.

(3) Excludes 9,528,500 shares held of record by Sponsor.

CUSIP No. 83193G 107

1	NAME OF REPORTING PERSONS Fifth Wall Ventures GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,686,054(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,686,054(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,686,054(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.42%(2)
14	TYPE OF REPORTING PERSON PN

(1) Fund II is the record holder of such shares of Class A Common Stock. The Fund II Entities may be deemed to share beneficial ownership of the Class A Common Stock held directly by Fund II. Each such entity disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein.

(2) Based on 193,716,196 shares of Class A Common Stock outstanding on August 24, 2021.

(3) Excludes 9,528,500 shares held of record by Sponsor.

CUSIP No. 83193G 107

1	NAME OF REPORTING PERSONS Fifth Wall Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,686,054(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,686,054(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,686,054(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.42%(2)
14	TYPE OF REPORTING PERSON PN

(1) Fund II is the record holder of such shares of Class A Common Stock. The Fund II Entities may be deemed to share beneficial ownership of the Class A Common Stock held directly by Fund II. Each such entity disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein.

(2) Based on 193,716,196 shares of Class A Common Stock outstanding on August 24, 2021.

(3) Excludes 9,528,500 shares held of record by Sponsor.

INTRODUCTORY NOTE

On August 24, 2021 (the “Closing Date”), SmartRent, Inc., a Delaware corporation (the “Company”, formerly known as Fifth Wall Acquisition Corp I.), consummated the previously announced business combination (the “Business Combination”) pursuant to that certain Merger Agreement, dated as of April 21, 2021, as amended on July 23, 2021 (the “Merger Agreement”), by and among the Company, Einstein Merger Corp. I, a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and SmartRent.com, Inc., a Delaware corporation (“Legacy SmartRent”).

The Merger Agreement provided for, among other things, the merger of Merger Sub with and into Legacy SmartRent, with Legacy SmartRent surviving as a wholly owned subsidiary of the Company. In connection with the consummation of the Business Combination, (i) each outstanding share of Class B common stock, par value $0.0001 per share, of the Company (the “Class B Common Stock”) converted automatically into one share of Class A common stock, par value $0.0001 per share, of the Company (the “Class A Common Stock”) and (ii) the Company amended and restated its certificate of incorporation to, among other things, change its name from “Fifth Wall Acquisition Corp. I” to “SmartRent, Inc.” and eliminate certain provisions related to the Class B Common Stock.

Item 1: Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock. The principal executive offices of the Company are located at 18835 N Thompson Peak Parkway, Suite 300, Scottsdale, AZ 85255.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Fifth Wall Acquisition Sponsor, LLC, a Delaware limited liability company (“Sponsor”), Fifth Wall Ventures II, L.P., a Cayman Islands exempted limited partnership (“Fund II”), Fifth Wall Ventures GP II, L.P., a Cayman Islands exempted limited partnership (the “GP”), Fifth Wall Ventures UGP II, LLC, a Cayman Islands limited liability company (the “UGP”), Fifth Wall Ventures Management, L.P., a Delaware limited partnership (“Management LP”), Fifth Wall Ventures Management GP, LLC, a Delaware limited liability company (“Management GP”), Brendan Wallace (“Mr. Wallace”), and Andriy Mykhaylovskyy (“Mr. Mykhaylovskyy”). Sponsor, Fund II, the GP, the UGP, Management LP, Management GP, Mr. Wallace and Mr. Mykhaylovskyy are referred to collectively as the “Reporting Persons”.

The general partner of Fund II is the GP. The general partner of the GP is the UGP. The sole manager of the UGP is Management LP. The general partner of Management LP is Management GP. Investment and voting decisions with respect to interests held by Management GP are made by its members, Messrs. Wallace, Mykhaylovskyy and Brad Greiwe (the “Members”). The managers of Sponsor are Mr. Wallace and Mr. Mykhaylovskyy.

Accordingly, (i) each of the GP, the UGP, Management LP, and Management GP may be deemed to share with Fund II beneficial ownership of the securities held directly by Fund II and (ii) Sponsor, Mr. Wallace and Mr. Mykhaylovskyy may be deemed to share beneficial ownership of the securities held directly by Sponsor. Each Reporting Person expressly disclaims beneficial ownership of any such securities except to the extent of their pecuniary interest therein. Without limiting the foregoing, (i) Fund II expressly disclaims beneficial ownership of any securities held by Sponsor, (ii) Sponsor expressly disclaims beneficial ownership of any securities held by Fund II and (iii) each of the Members expressly disclaims beneficial ownership of the shares held by Fund II.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. The Reporting Persons have entered into a Joint Filing Agreement, dated August 26, 2021, a copy of which is attached hereto as Exhibit 1, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	The address of the principal business and/or principal office of the Reporting Persons is 6060 Center Drive 10th Floor Los Angeles, California 90045.

(c)	The Reporting Persons are principally engaged in the business of investing in securities. Mr. Wallace and Mr. Mykhaylovskyy are the managers of Sponsor and manage other affiliated entities. Additionally, Mr. Wallace is the Chief Executive Officer of Sponsor and Mr. Mykhaylovskyy is the Chief Financial Officer of Sponsor. The principal purpose of Sponsor is to hold shares of Class A Common Stock. The principal purpose of Fund II is the investment in securities. The principal purpose of the GP is to serve as the general partner of Fund II and other affiliated entities. The principal purpose of the UGP is to serve as the general partner of the GP and other affiliated entities. The principal purpose of Management LP is to manage UGP and other affiliated entities. The principal purpose of Management GP is to manage Management LP and other affiliated entities.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The information in paragraph (a) above is incorporated herein by reference. Messrs. Wallace and Mykhaylovskyy are citizens of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

The shares of Class A Common Stock reported in the Schedule 13D were acquired as follows:

•	8,481,000 shares of Class A Common Stock held by Sponsor were acquired through (i) the acquisition by Sponsor of 7,187,000 shares of Class B Common Stock in connection with the initial formation of the Company for a capital contribution of $25,000, 120,000 shares of which were transferred prior to the Company’s initial public offering; (ii) the subsequent 1:1.2 stock split of such shares of Class B Common Stock on February 4, 2021, which resulted in Sponsor holding an aggregate of 8,481,000 shares of Class B Common Stock; and (iii) the automatic conversion of the Class B Common Stock into shares of Class A Common Stock on a one-for-one basis upon the consummation of the Business Combination.

•	1,047,500 shares of Class A Common Stock held by Sponsor were acquired on February 4, 2021 pursuant to a private placement share purchase agreement, dated as of February 4, 2021 (the “Private Placement Agreement” and such shares, the “Private Placement Shares”) for an aggregate purchase price of $10,475,000.

•	4,686,054 shares of Class A Common Stock held by Fund II were acquired in connection with the consummation of the Business Combination pursuant to which each outstanding share of common stock of Legacy SmartRent held directly by Fund II was cancelled and converted into the right to receive shares of Class A Common Stock in accordance with the Merger Agreement.

The source of funds for acquiring the securities described herein was the working capital of Sponsor and Fund II. The working capital of Sponsor and Fund II is derived from the capital contributions of its members and partners.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Company on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Company’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Company, or retain or, subject to their contractual obligations, sell or otherwise transfer all or a portion of the securities then held, in the open market or in privately negotiated transactions (including, without limitation, through in-kind distributions to its members or partners). In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Company and other relevant parties or encourage, cause or seek to cause the Company or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Company; or other material changes to the Company’s business or corporate structure, including changes in management or the composition of the Company’s board of directors.

Depending on various factors, including those discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect to any of the matters listed in Items 4(a)–(j) of Schedule 13D at any time.

Item 5. Interests in Securities of the Company

(a)    and (b)  The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

(c)    None of the Reporting Persons has engaged in any transaction in shares of Class A Common Stock in the 60 days prior to the filing of this Schedule 13D other than as described in Item 3 above.

(d)    None.

(e)    Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

Letter Agreement

On February 4, 2021, the Company’s independent directors and Sponsor agreed, pursuant to a letter agreement with the Company (the “Letter Agreement”), among other things, to (a) waive their redemption rights with respect to the Class B Common Stock and Class A Common Stock held by them in connection with the completion of the Business Combination, (b) vote any shares of Class A Common Stock or Class B Common Stock owned by them in favor of the Business Combination and (c) certain transfer restrictions with respect to shares of Class B Common Stock or Class A Common Stock held by them pursuant to lock-up provisions in the Letter Agreement. Those lock-up provisions provide that such securities are not transferable (i) in the case of the Class B Common Stock (or any shares of Class A Common Stock issuable upon conversion thereof), until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the closing price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property and (ii) in the case of any Private Placement Shares, until 30 days after the completion of the Business Combination. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, a copy of which is incorporated herein by reference as Exhibit 2.

Sponsor Agreement

In connection with the execution of the Merger Agreement, the Company entered into a Sponsor Agreement (the “Sponsor Agreement”) with Legacy SmartRent, Sponsor and the Company’s independent directors, whereby Sponsor agreed, among other things, to subject its shares of Class B Common Stock (and shares of Class A Common Stock issuable upon the conversion thereof) to certain transfer restrictions as follows: (a) 40% of such shares will be subject to a one year lock-up, and will be released from such lock-up if the closing price of Class A Common Stock equals or exceeds $12.00 for any 20 trading days in a 30-consecutive trading day period commencing 150 days post-Closing, (b) 30% of such shares will be subject to a two year lock-up, and will be released from such lock-up if the closing price of Class A Common Stock equals or exceeds $15.00 for any 20 trading days in a 30-consecutive trading day period commencing after the first anniversary of the closing of the Business Combination and (c) 30% of such shares will be subject to a three year lock-up, and will be released from such lock-up if the closing price of Class A Common Stock equals or exceeds $17.50 for any 20 trading days in a 30-consecutive trading day period commencing after the first anniversary of the closing of the Business Combination. If earlier, each of the foregoing lock-up periods would terminate on the date after the closing of the Business Combination on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their equity holdings in the Company for cash, securities or other property. The foregoing transfer restrictions are in addition to those set forth in the Letter Agreement. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Sponsor Agreement, a copy of which is incorporated herein by reference as Exhibit 3.

Registration Rights Agreement

Concurrently with the closing of the Business Combination, the Company, Sponsor, the Company’s former independent directors and certain stockholders of Legacy SmartRent entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company has agreed to register for resale, pursuant to Rule 415 under the Securities Act, shares of Class A Common Stock that are held by the parties thereto from time to time. Pursuant to the Registration Rights Agreement, the Company has agreed to file a shelf registration statement registering the resale of the Class A Common Stock within 45 days of the closing of the Business Combination. Up to twice in any 12-month period, certain Legacy SmartRent stockholders and Sponsor stockholders may request to sell all or any portion of their Registrable Securities (as defined in the Registration Rights Agreement) in an underwritten offering so long as the total offering price is reasonably expected to exceed $50.0 million. The Company also agrees to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is incorporated herein by reference as Exhibit 4.

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, Fund II entered into a lock-up agreement (the “Lock-up Agreement”) with Legacy SmartRent and the Company. Pursuant to the Lock-up Agreement, Fund II agreed, among other things, that its shares of Class A Common Stock received pursuant to the Merger Agreement may not be transferred until the earlier to occur of (a) six (6) months following Closing and (b) the date after the Closing on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their equity holdings in in the Company for cash, securities or other property. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is incorporated herein by reference as Exhibit 5.

Other than the matters disclosed above in response to Items 4 and 5 and in this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any Company securities, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement
2	Letter Agreement, dated as of February 4, 2021, by and among the Company, the Sponsor, Victor Coleman, Alana Beard, Angela Huang and Wisdom Lu (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed with the SEC on February 10, 2021)
3	Sponsor Agreement, dated April 21, 2021, by and among the Company, Victor Coleman, Alana Beard, Angela Huang, Wisdom Lu, Legacy SmartRent and Sponsor (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed with the SEC on April 22, 2021)
4	Amended and Restated Registration Rights Agreement, dated August 24, 2021, by and among the Company, Sponsor and the other equityholders listed on the schedules thereto
5	Lock-Up Agreement, dated April 21, 2021, by and among the Company, Legacy SmartRent and Fund II (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on April 22, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2021

FIFTH WALL ACQUISITION SPONSOR, LLC

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Manager

FIFTH WALL VENTURES II, L.P.

By: FIFTH WALL VENTURES GP II, L.P., its general partner By: FIFTH WALL VENTURES UGP II, LLC, its general partner

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Authorized Representative

FIFTH WALL VENTURES GP II, L.P. BY: FIFTH WALL VENTURES UGP II, LLC, its general partner

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Authorized Representative

FIFTH WALL VENTURES UGP II, LLC

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Authorized Representative

FIFTH WALL VENTURES MANAGEMENT, L.P.

By: Fifth Wall Ventures Management GP, LLC, its general partner

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Vice President

FIFTH WALL VENTURES MANAGEMENT GP, LLC

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Vice President

BRENDAN WALLACE

By:	/s/ Brendan Wallace
Name:	Brendan Wallace

ANDRIY MYKHAYLOVSKYY

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy